SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2002

UNIÃO DOS BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For Immediate Release
For further information please contact:
Geraldo Travaglia
Lucas Melo
Julia Reid
Leandro Alves
Leticia Wrege

Unibanco
Av. Eusebio Matoso, 891-15.o floor
Sao Paulo, SP  05423-901
Phone.: (55 11) 3097-1626 / 1313
Fax: (55 11) 3813-6182 / 3097-4830
E-mail:investor.relations@unibanco.com.br

                         Unibanco and Unibanco Holdings

       CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED September 30, 2002

(São Paulo, Brazil, November 12, 2002) -- Unibanco - União de Bancos Brasileiros
S.A. and  Unibanco  Holdings S.A  released  today their  consolidated  financial results under Brazilian GAAP for the third quarter ended September 30, 2002.

Highlights for the 9M02

-    Net income for 9M02 reached  R$744  million,  up 1.8% over the 9M01 figure.
     Net income for 3Q02 stood at R$269 million, 6.3% over 2Q02.

-    Earnings  per 1000  shares  stood at R$5.37 in 9M02,  3.1%  higher than the
     R$5.21  posted in 9M01.  Stockholders'  equity  stood at R$6.2  billion  in
     September  2002, an increase of 2.3% when compared to September  2001. Book value per 1000 shares reached R$44.77 at the end of the period.

-    3Q02's  annualized  return on average  equity  (ROAE) was 18.4%,  while the annualized  return on average assets (ROAA) was 1.6%.  Annualized return on average stockholders' equity was 16.5% for the first nine months of 2002.

-    If one were to  disregard  the  impact of the  goodwill  amortization  from
     Unibanco's  acquisitions,  net income  would reach R$285  million and R$790 million in 3Q02 and 9M02, respectively. Stockholders' equity would be R$4.7 billion,  resulting  in a ROAE  of  26.3%  and  23.3%  in  3Q02  and  9M02,
     respectively.

-    Unibanco's  consolidated  total assets  reached R$73.4 billion on September
     30, 2002,  representing  a growth of 16.0% for the quarter and 26.5% Y-o-Y.
     R$28.2 billion of Unibanco's  total assets were loans,  R$21.3 billion were
     marketable   securities  and  derivative  financial  instruments  -  issued primarily  by the federal  government - and R$8.5  billion  were  interbank investments.

-    The loan portfolio in September 2002, at R$28.5 billion,  increased by 7.4%
     over the quarter.  For the last twelve months, the growth posted was 11.9%.
     Growth was influenced by the foreign exchange rate  fluctuation  during the period, namely 36.9% in 3Q02 and 45.8% accrued over the last 12 months.

-    At the end of September  2002, the  consolidated  allowance for loan losses balance totaled R$1,900 million, up 13.8% when compared to June 2002 mainly due to an  increase  in excess  provisions  above the  minimum  required by
     Resolution  2682.  Total  provisions  increased from 6.3% of total loans in
     June 2002 to 6.7% at the end of September 2002. These provisions were:

          -    R$628  million  or 33.1% of the  total,  under  Resolution  2682, related to overdue credits;
          -    R$820 million or 43.1% of the total,  for the different levels of credit risk, under Resolution 2682, related to credits to mature;
          -    R$452 million or 23.8% of the total,  based on more  conservative percentages than those required by the Regulatory  Authority,  of which R$209 million were constituted in 3Q02.

-    In September  2002,  Unibanco's  overall  funding  reached R$78.7  billion, including R$19.3 billion in funds under management, up 12.6% and 22.3% over the past three and twelve months, respectively. Time deposits were up 16.9%
     in the  quarter  and  64.2%  over  the  last 12  months  mainly  due to the migration  of  resources  from  mutual  funds that took place in the market following the change in mark-to-market rules in May 2002.

-    Core deposits  (demand plus savings),  at R$8.4 billion in September  2002, increased by 10.2% in the quarter and 29.9% over the last 12 months.

-    The Basel capital adequacy ratio stood at 12.3% in September 2002,  against
     13.4% in June and 13.3% in September 2001.

-    The financial  intermediation  revenues  reached R$12.3 billion in 9M02, up
     41.5%  compared  to the same  period  last  year.  In 3Q02,  the  financial intermediation revenues of R$5.7 billion rose 42.7% in the quarter.

-    During 9M02,  total fees from services  rendered of R$1.9 billion  posted a
     19.2%  growth  compared  to the same  period  last  year.  Total  fees from services rendered in 3Q02 totaled R$670 million, a 19.6% increase from 3Q01 and a 5.3% rise Q-o-Q.  This  performance  reflects  the growth of revenues from banking fees and  commissions,  which rose by 9.4% this quarter,  as a result of customer-base  increase, a greater ratio of client activation and higher product penetration per customer.

-    Administrative and personnel expenses reached R$1.1 billion in 3Q02, having remained stable vs. 3Q01, despite the period's inflation. In 9M02, expenses totaled  R$3.2  billion,  up 7.0% when  compared  to the same period of the previous  year,  vs. a 7.9%  inflation  rate (IPCA)  over 12 months,  which highlights the benefits of the implementation of cost-cutting measures.

-    9M02's  efficiency  ratio of 54.7%  improved from 57.8% posted in 9M01. The ratio  was  slightly  higher  in 3Q02  compared  to the  previous  quarter, reaching  55.6%,  due mostly to the September  2002  collective  bargaining agreement. If one disregards this impact, the ratio would be 53.9%.

-    The  percentage of personnel and  administrative  expenses  covered by fees stood at 60.2% in the 9M02  compared to 54.1% in 9M01.  This  indicator has been improving consistently over the last years.

Operating Highlights

Retail Bank

-    Unibanco  acquired 665,000 new bank accounts through the ContAtiva  Program in 9M02. In 3Q02,  209,000 new bank accounts were opened,  keeping the pace of more than 200,000 accounts per quarter.  The continuing growth indicates that the initial goal of opening 1.8 million new bank accounts,  originally foreseen  to be  performed  in October  2003,  should be  reached  ahead of schedule in 1Q03.  This program  seeks to gain,  for the network  under the
     Unibanco brand, customers whose monthly income is higher than R$1,000. This achievement,  coupled with customers,  savings account holders and retirees at the end of the quarter totals 5.6 million  customers  under the Unibanco brand. When added to our consumer finance clients  (Fininvest,  Investcred,
     LuizaCred), Unibanco services 12.9 million customers.

-    Unibanco  reached the end of September  2002 with 1,429 points of sale,  as follows: 799 branches,  444 corporate-site  branches,  78 in-store branches and 108 Fininvest stores.

-    The retail loan  portfolio,  at R$11 billion in September 2002, was up 3.2%
     Q-o-Q.

-    Retail bank's deposits and funds grew from a R$15.9 billion balance in June
     2002 to R$17.8 billion in September 2002.

-    The table below  shows the ROAE and  earnings  of the main  companies  also contributing  to the Retail Bank business.  These companies are an integral part of Unibanco's  strategy of positioning itself across the full range of financial services,  and, through its consumer credit operations,  covering all income segments.

-    Credibanco - Cartão Unibanco's total earnings stood at R$35 million in 3Q02 and R$88 million in 9M02. ROAE stood at 43.3% in 9M02. The company's credit card  operations  posted  a net  income  of R$59  million  in 9M02 and R$23 million in 3Q02,  representing a growth of 29.2% vs. 3Q01. Other Credibanco operations generated net income of R$29 million in 9M02 and R$12 million in
     3Q02. The credit card billings of Credibanco - Cartao Unibanco, measured in terms of volume of purchases  and drafts of its  associates,  reached R$1.2 billion in 3Q02,  representing a growth of 17.4% vs. 3Q01, and accumulating
     R$3.3  billion in 9M02,  17.5% above 9M01.  The  average  monthly  financed volume  reached R$368 million in 3Q02 with growth of 15% vs. 3Q01. In 9M02, the average  financed  volume was R$365 million,  up 22.1% when compared to
     9M01.  At the end of  3Q02,  the  number  of  cards  issued  stood at 3,808 thousand, up 8.3% Y-o-Y and 2.5% when compared to 2Q02.

-    The  Credicard  group - formed by the  companies  Credicard,  Redecard  and
     Orbitall - posted net income of R$127 million in 3Q02 and R$ 473 million in
     9M02 of which R$54 million and R$189 million  contributed  respectively  to the bank's earnings.  Billings of the Credicard group were R$8.1 billion in
     3Q02 and R$22.8 billion in 9M02, 18,8% above 9M01.

-    Fininvest  contributed with R$28 million to Unibanco's bottom line in 9M02, representing a 18% ROAE. The quarter result was affected both by the change in the product mix and more prudent credit granting policies,  resulting in a reduction of assets. The restructuring and integration of activities with
     Unibanco and  Credibanco  also  contributed  to the company's  result.  The company  ended  3Q02  with  R$1.1  billion  in loans  (excluding  LuizaCred operations),  3.5 million active  customers and 108 stores in the country's main markets.

-    LuizaCred consumer finance company,  Fininvest's  subsidiary resulting from the Magazine  Luiza  partnership,  reached a net income of R$3.2 million in
     3Q02 and R$9 million in 9M02. ROAE stood at 52.9% in 9M02.  LuizaCred ended
     September 2002 with R$168 million in loans and 900,000 active customers.

-    Investcred  Unibanco bank,  Globex - Ponto Frio  partnership,  posted a net income of R$9 million in 3Q02. During 9M02, net income reached R$17 million and ROAE stood at 21.7%. At the end of the 3Q02, the loan portfolio totaled
     R$539 million and the number of active customers reached 2.9 million.

-    Banco Dibens,  an association  with the Verdi Group targeting the financing of vehicles, posted a net income of R$7 million in 3Q02 and R$25 million in
     9M02, the latter  representing a ROAE of 21.2%.  The bank ended the quarter with a R$1.2 billion loan portfolio, 20% higher than September 2001.

-    Unibanco-Rodobens  and Consorcio  Nacional Ford (CNF)  financing  companies sold,  in 3Q02,  7.3  thousand  quotas,  representing  a growth of 40% when compared to the same  period of last year.  The volume  negotiated  totaled some R$130 million between July and September 2002.

-    Unibanco  Capitalizacão  posted sales of R$68  million in 3Q02,  up 8% when compared  to 3Q01 and 5% vs.  2Q02.  Administrative  expenses  totaled  R$9 million  representing  a reduction of 23% vs. 3Q01. Net income reached R$14 million in 3Q02, up 55.6%  compared to 2Q02.  In 9M02,  net income was R$36 million resulting in a ROAE of 37.1%.

Wholesale Bank

-    The Wholesale Bank reached,  at the end of September  2002,  total loans of
     R$17.5 billion up 10.2% when compared to June 2002. The portfolio growth in the quarter was mostly due to the exchange rate devaluation of 36.9% in the period. Excluding this impact, the portfolio would have decreased by 0.4%

-    Wholesale  bank's funding  (deposits and funds  accounts)  increased from a balance of R$25.6 billion in June 2002 to R$26.1 billion in September 2002.

-    In an  environment  characterized  by scarce trade finance lines to Brazil,
     Unibanco  signed,  in October  2002,  an agreement  with the  International
     Finance Corporation ("IFC"), the financial segment of the World Bank, for a
     360-day  term  Trade  Finance  Facility  amounting  to US$175  million.  At maturity,  approximately US$50 million may be renewed for a similar period, at  Unibanco's  discretion.  The other US$ 125 million was  syndicated to a pool of 18 banks and  represents  the first  tranche  of a US$ 250  million pre-approved credit limit under the IFC Facility.

-    As a financial agent in the BNDES (Brazilian  Development  Bank) Onlendings segment,  Unibanco  disbursed  R$761.6  million in 9M02 with a 8.1%  market share and ranking first among private sector banks in disbursements. In the overall  ranking,  Unibanco  is  placed  2nd  after  Banco  do  Brasil.  In
     BNDES-exim  Unibanco  disbursed R$150 million,  with a 7.4% market share in
     9M02.

-    In Debt Capital Markets, Unibanco maintained its # 1 rank, both in terms of origination and distribution of securities, with a 21% market share in both categories.  During  the first  9M02,  Unibanco  coordinated  twelve  deals amounting to R$4.3 billion of which Unibanco underwrote R$1.7 billion.

-    In the Syndicated Loans segment, in 9M02, Unibanco took part as Arranger in
     11 deals totaling  R$3.2 billion and as  Co-Arranger in nine  transactions, totaling  R$1.9  billion.

-    In Cash Management,  more than 77 thousand corporate clients use Unibanco's cash  management  services,  such as  payments  and  credit.  In 9M02,  the financial margin of the cash management  services rose by 20.3% relative to the same period in 2001, reaching the level of R$237 million.

Insurance and Private Pension Plans

-    The insurance and private pension plans businesses posted earnings of R$192 million in 9M02,  with a 47.7%  growth vs. the same period  last year.  The companies' net income reached R$66 million in 3Q02, up 50% from 3Q01.  ROAE for the 9M02 was 21.3%.

-    Total  premiums in 9M02  reached  R$1.8  billion,  26.7%  higher than 9M01.
     According  to  industry  data  released  in August  2002 by the  Insurance-
     regulatory  body (SUSEP) and the National  Association  of Private  Pension
     Funds  (ANAPP),  Unibanco's  insurance  companies  ranked 4th,  with a 6.5%
     market share in terms of insurance and private pension plans.

-    Technical reserves under management reached R$2.5 billion at the end of the period, up 22% over 9M01, and 6% Q-o-Q.

-    According  to August 2002 figures  made  available  by SUSEP,  Unibanco AIG
     Seguros e Previdencia ranked 1st in the fire insurance segment,  with R$230 million in premiums and growth of 21.7%  relative to the previous  quarter.
     The company also  maintained  its  leadership  of the  following  segments:
     D&O  (Directors  &  Officers  -  executive   liability),   extended
     warranty,  residential,  international  transportation,   aeronautical  and
     petrochemical risks.

-    The insurance  companies  administrative  expenses totaled R$140 million in
     9M02,  down 4.8% if compared  to 9M01.  In 3Q02,  the  company  posted R$46 million  in  administrative  expenses,  maintaining  the same  level of the previous  quarter.  These results are the  consequence  of ongoing cost and processes revisions.  At the end of 9M02,  administrative expenses were 10%
     of  premiums  written,   which  compared  to  19%  in  1999,  reflecting  a
     significant productivity and scale gain in the business.

-    Unibanco AIG Previdencia  headed the period's ranking in terms of corporate sales,  with a  volume  of R$230  million,  14.3%  ahead of the  runner-up, according to the official  statistics released by ANAPP in August 2002. The
     company  services   approximately  513,000  individual  customers  and  871
     corporate clients.

Wealth Management

-    The  Wealth  Management  segment  comprises   Unibanco's  asset  management
     business and private  banking,  thus benefiting from the natural  synergies between the two areas.

-    Unibanco Asset Management - UAM ended September 2002 with R$19.3 billion in assets under management, down 2.8% when compared to September 2001 and 3.7%
     vs. June 2002. This decrease results from the changes in the mark-to-market rules for fund  portfolios,  as determined by the Central Bank of Brazil on
     May 31, 2002.  These  changes  caused a  significant  migration of funds to deposits, mainly to time deposits. At Unibanco, total deposits grew by more than 4 times the decrease in funds under  management:  deposits  were up by
     R$3.2 billion,  against a drop of R$0.7 billion in assets under management.
     UAM's market share was maintained at 4.6%.

-    Private pension funds under UAM's  management  reached the end of September
     2002 with assets totaling R$4.2 billion.  The company is the second largest manager in this segment, with a 10.9% share, according to Anbid.

-    Investment  funds  managed by UAM stood out in the  rankings  published  by
     Exame  magazine  and  Gazeta  Mercantil   newspaper.   Exame's  "Best  2002
     Investment  Funds  Guide"  classified  seven  UAM  funds as  being  5-stars investments.  According to Exame,  UAM was chosen the best manager in three out of six asset  categories:  fixed income,  equities and leveraged funds.
     UAM was also elected the 2nd best  manager of funds in the Retail  segment.
     In the Gazeta  Mercantil  2Q02 ranking,  released on July 26, two UAM funds were awarded the top place in their respective categories.

-    Private Banking reached R$9.5 billion in funds under  management by the end of September 2002, up 24.8% vs. the previous quarter.

Technology and the Internet

-    The user base of Unibanco's  Internet Banking continued to grow. It reached
     869,000  users,  41% above December  2001's  615,000  users.  The number of transactions reached the figure of 51.7 million in 9M02, representing a 63%
     growth  compared  to 9M01.  The  financial  volume  in 9M02  stood at R$4.0 billion, 37% greater than that of the same period last year.

-    The new  version of  Internet  Banking for  corporates,  introduced  in the period,  has already more than 50,000  customers that previously  relied on the 30-Hour  micro  service.  This  replacement  by a web-based  technology
     provides   greater   flexibility   and  mobility  to  the  user  community,
     facilitating  the updating of versions and the addition of new offers.  The consolidation  of this channel is essential for the bank's growth strategy, strengthening the portfolio of products specifically designed for corporate clients.

-    The 30-Hour  Telephone  service was  considered the best call center in the financial  market,  according to IBOPE research.  In this survey,  Unibanco achieved a grade of 6.5 out of 7 in Customer Servicing. Of the total number of calls received by the 30-Hour Phone Service, a record 86% were processed solely by the electronic servicing system.

Community-oriented Activities

-    In September, the 2002 Social Welfare Action (SuperAÇão Social) program was launched, this time involving all Unibanco’s employees.  This program is an employee  initiative  geared at  encouraging  volunteer work through social welfare  activities.  Last year, more than 3,200 employees  participated in the initiative, helping more than 80 social welfare organizations.

-    The  Junior  Achievement  program  consists  of one of the  most  important educational  projects for  youngsters  focusing on the business  world.  In
     September 2002, new groups were started in five public  schools,  involving
     870 elementary school students and 83 Unibanco volunteers.

-    The  traditional  Clothing  Campaign  received a record number of donations this year. More than 11,000 kg of clothing were collected,  almost twice as much as in 2001. Similarly to previous years, for each kg obtained Unibanco donated a blanket.

-    In August  2002,  Unibanco  contributed  to the  construction  of the Basic
     Healthcare  Unit of the  Family  Health  Association  (Associacao  Saude da
     Familia),  in the district of Sapopemba in Sao Paulo.  It will service some
     30,000 needy people per month.

-    In  3Q02,  Unibanco  Ecology  (Unibanco  Ecologia)  donated  another  eight
     environmental   centers:  in  the  cities  of  Santos,  Santo  Andre,  Belo
     Horizonte, Brasilia, Goiania, Salvador, Vitoria and Recife.

Unibanco Pessoas (Human Resources)

-    Unibanco carries out several  professional  development  initiatives geared
     towards  both  training/technical   education  and  behavior,  totaling  an
     investment  of  roughly  R$6.2  million  in the 9M02.  Thus,  it invests in activities that range from specific training programs (either multimedia or in loco) to MBA programs in Brazil or abroad.

-    As a result of its strategy of  developing  closer ties with  universities, such as the  University of Sao Paulo  Polytechnic  School  (Poli-USP),  the
     Getulio Vargas Foundation (FGV), the University of Campinas (Unicamp),  the
     Catholic University (PUC) and IBMEC, among others, Unibanco has carried out several  activities that attracted  roughly 32,000 people interested in the
     2003 Trainee Program.

-    Unibanco is committed to hiring disabled  people.  One of the activities in this area is the Program for Professional Qualification of Disabled People,
     coordinated   by  Febraban  and   sponsored   by  another  five   financial
     institutions. The first stage of this program has qualified 160 people.

Contents

The Brazilian Economy

Net Income and Stockholder' Equity

Assets

Securities Portfolio

Loan Portfolio

Allowance for Loan Losses

Provision for Loan Losses

Funding

Capital Adequacy Ratio

Performance Overview

Results

Fees from Services Rendered

Personnel and Administrative Expenses

Efficiency Ratio

Main Investments

Consolidated Balance Sheet

Consolidated Income Statement

The Brazilian Economy

     During the third quarter,  Brazil's economy was affected by the unfavorable
combination   of  a  slow-down  and  an  increased   aversion  to  risk  by  the
international  markets,   coupled  with  intense  expectations   concerning  the
Brazilian  elections.  This  situation  led the country to face a strong  credit crunch.  Because  of the  reduction  in the volume of  foreign  debt  rollovers,
Brazilian  companies  had to start  buying US  dollars  to settle  their  debts, thereby  putting  pressure on the exchange  rate. The reduction in the volume of trade finance lines also pressured the exchange  rate. The  devaluation of local currency  during the quarter  reached 36.9%,  accumulating  67.9% over the first nine months of the year.

     In July, the Central Bank reduced the Selic  interest rate to 18.00%,  from
18.25% per year.  The rise of the dollar and the ensuing  pressure on inflation, however,  put a stop to the process of cutting  interest rates.  In October,  in order to reduce the pressure for price  increases,  the Monetary  Policy Council
(Copom) raised the Selic rate to 21% per year.  3Q02  inflation,  as measured by the IPCA consumer price index,  reached 2.6%, vs. 2.3% during the same period in
2001.  Economic activity  suffered as a result of deteriorated  expectations and the pressure on the exchange rate. Industrial production during the quarter rose by a modest  3.2% vs.  the same  period  last  year,  and by 4.9% vs. the second quarter.

     In view of the  deterioration  of the  macroeconomic  scene,  the financial system was more prudent regarding the expansion of the credit portfolio.  During the third  quarter,  total  credit in the  financial  system  rose by 6.7%;  the private segment of the financial  sector  expanded its credit  portfolio by 5.1%
and the government system by 7.6%.

Net Income and Stockholders' Equity

Unibanco

     Net income for 9M02 reached  R$744  million,  up 1.8% over the 9M01 figure.
Net income for 3Q02 stood at R$269 million, 6.3% over 2Q02.

     Earnings  per 1000  shares  reached  R$1.94 in 3Q02,  6.3%  higher than the
R$1.83 posted in 2Q02.

     Stockholders'  equity stood at R$6.2 billion in September 2002, an increase of 2.3% when compared to September 2001.

     If one were to  disregard  the  impact of the  goodwill  amortization  from
Unibanco's acquisitions,  net income would reach R$285 million and R$790 million in 3Q02 and 9M02,  respectively.  Stockholders'  equity would be R$4.7  billion, resulting in a ROAE of 26.3% and 23.3% in 3Q02 and 9M02, respectively.

     The table below shows Unibanco's consolidated profitability:

Unibanco Holdings

     Unibanco Holdings's net income for 9M02 totaled R$444 million, resulting in earnings  per 1000  shares of R$5.33.  Stockholders'  equity in  September  2002 reached R$3.7 billion.  The ROAE for the period was 16.3%,  while the book value per 1000 shares stood at R$44.80.

Assets

     Unibanco's  consolidated  total assets  reached R$73.4 billion on September
30, 2002, representing a growth of 16.0% for the quarter and 26.5% Y-o-Y. R$28.2 billion of Unibanco's  total assets were loans,  R$21.3 billion were  marketable securities  and  derivative  financial  instruments  - issued  primarily  by the federal government - and R$8.5 billion were interbank investments.

Securities Portfolio

     The following table shows Unibanco's  consolidated  securities portfolio by type and maturity at amortized  cost regarding  securities  held to maturity and marked-to-market for securities classified as available for sale and trading:

     Unibanco's  securities  portfolio  and the  impacts  of 3Q02  market  value adjustments,  according  to the new  regulations  issued by the Central  Bank of
Brazil put into effect on June 30, 2002, are shown as follows:

     The 36.9% devaluation of the real during the quarter was the main factor to impact  the  balance  of  securities.  Since the  securities  portfolio  held to maturity  consists  largely of securities  indexed to the foreign exchange rate,
their  balance  increased  compared  to  other  assets.  In  addition,   trading
securities  amounting to some R$600 million  matured  during the period and were not renewed.

     Derivative  financial  instruments,  adjusted as per Central Bank of Brazil
Circular Letter 3082,  produced  adjustments net of taxes and minority  interest during the  quarter,  of R$251  million and a negative R$9 million in income and net equity, respectively.

     Trading  securities  are  acquired  with the purpose of being  actively and frequently  traded.  They are  accounted  for at  their  acquisition  cost  plus interest  earnings and adjusted to market value,  with the unrealized profit and losses being recognized in the period's income  statements.  The following table shows such securities' balance on September 30 2002:

     Securities  available  for sale can be traded as a result of interest  rate fluctuations, changes in payment conditions or other factors. They are accounted for at their  acquisition  cost  plus  earnings,  which  are  recognized  in the period's income and adjusted to market value in a stockholders'  equity account.
The following tables show their balance on September 30 2002:

     Securities  held  to  maturity  are  those  that  the  institution  has the intention and financial capacity to keep until maturity.  They are accounted for at the acquisition cost plus interest earnings.  The following tables show their balance on September 30 2002:

Loan Portfolio

     The loan portfolio in September 2002, at R$28.5 billion,  increased by 7.4%
over the quarter - slightly above the market growth of 6.7%. For the last twelve months, the growth posted was 11.9%.

     Unibanco's  consolidated  loan  portfolio  by  client,  by  segment  and by business is shown as follows:

     Since personal loans are not dollar-indexed,  they were not affected by the
Real  devaluation.  The consumer credit companies' loan portfolio posted a 10.6%
drop during the quarter.  The  reduction in the volume of credit  operations  at these  companies was driven by more rigid credit granting  policies.  As regards
September  2001,  Retail loans rose by 3.1%,  especially  in consumer  credit to
Unibanco's clients.

     The credit portfolio in the Wholesale  segment,  including Private Banking, posted a 10.2% growth  relative to the  previous  quarter and 18.4% in the year, which can be mostly  ascribed to the exchange  rate  fluctuation.  Excluding the exchange rate effect, the portfolio would have decreased by 0.4% in the quarter.

Allowance for Loan Losses

     At the end of September  2002, the  consolidated  allowance for loan losses balance totaled R$1,900 million,  up 13.8% when compared to June 2002 mainly due to an increase in excess  provisions  above the minimum  required by  Resolution
2682. Total  provisions  increased from 6.3% of total loans in June 2002 to 6.7%
at the end of September 2002.

     These  provisions  were:

          -    R$628  million  or 33.1% of the  total,  under  Resolution  2682, related to overdue credits;
          -    R$820 million or 43.1% of the total,  for the different levels of credit risk, under Resolution 2682, related to credits to mature;
          -    R$452 million or 23.8% of the total,  based on more  conservative percentages than those required by the Regulatory  Authority,  of which R$209 million were constituted in 3Q02.

     D-H rated loans,  as a % of the total  portfolio,  posted a decrease of 1%, from 8.5% to 7.5% compared to the June 2002's balance. That was driven by a more rigid credit granting policy at Fininvest.  Top-rated loans  classified as AA-C, represented,  on a cumulative  basis,  92.5% of the portfolio in September 2002, above the 91.5% level posted in June 2002.

     The  following  table shows the  distribution  of the credit  portfolio and total  provision  maintained  by the  Multiple  Bank  and  by  the  consolidated subsidiaries and associated companies:

     The  following  tables show the  breakdown of credit risk and allowance for loan losses by company as of September 2002:

Provision for Loan Losses.

     Unibanco's  consolidated  changes in  provisions  for loan  losses and loan recoveries are shown in the following tables.  The credit quality ratio has been posting a constant  improvement,  from 9.6% in 2Q02 to 8.7% in 3Q02,  as per the following tables.

Funding

     The following table shows Unibanco's consolidated funding:

     In September  2002,  Unibanco's  overall  funding  reached R$78.7  billion, including R$19.3 billion in funds under management,  up 12.6% and 22.3% over the past three and twelve  months,  respectively.  Total local and  foreign  funding increased 19.1% over the quarter to R$59.4 billion on September 30, 2002.  Local funding  increased 21.2% in the quarter to R$41.9 billion,  mainly due to growth in deposits and open market funding.

     The balance of deposits  (in local and  foreign  currencies)  rose by 14.7%
this  quarter,  surpassing  the  market  growth  of  9.5%  (according  to  Bacen preliminary data).  Demand deposits increased by 5.3%, savings accounts by 12.9%
and time  deposits  by 16.9%.  Both time  deposits  and  savings  accounts  rose primarily  because of the migration  from asset  management  funds caused by the introduction  of new  mark-to-market  rule for funds in May 2002. The balance of deposits  coupled  with funds grew 20.7% over the last 12 months.  Unibanco  has been improving its deposits to loans ratio. This was 66.3% in September 2001 and rose to 87% in September 2002.  Deposits  increased by 49.1% Y-o-Y,  whereas the credit portfolio increased by 13.6%.

     In October 2002, the compulsory  deposits were changed,  rising to 53% from
48% on demand deposits,  to 30% from 25% on savings accounts and to 23% from 18%
on time  deposits.  These  changes  were  implemented  following  a  significant migration  of funds from de asset  management  industry  to  deposits  (see also
Operational   Highlights  -  Wealth  Management  or  Main  Investments  -  Asset
Management).   As  a   consequence,   liquidity  at  Unibanco  was  impacted  by
approximately  R$ 1billion,  however as the 5% increase in the three  categories are  remunerated  at the Selic interest  rate, no changes to  profitability  are expected.

     The growth of funds obtained in the open market took place because Unibanco was requested by the Central Bank of Brazil to act as its main dealer on the day of September  30, 2002.  On that date,  the Central  Bank's  reserve  balance at
Unibanco amounted to R$4.2 billion, vs. R$0.4 billion on June 30, 2002.

     Funding  from  foreign  currencies  rose by 14.5% this quarter and by 37.1%
Y-o-Y,  totaling  R$17.5  billion at the end of September  2002. A highlight for this growth were two important  long-term foreign currency funding operations in
2Q02:  the issuance of  subordinated  debt,  amounting to US$200  million (R$795 million),  with an initial rate up to the fifth year of 9.375% per year and from the  sixth  year to  maturity  a rate of  11.7995%;  and the  securitization  of receivables  amounting to US$400  million (R$1.6  billion),  with a 7-year-term, with an investor rate of quarterly Libor plus 0.57%.

     In an  environment  characterized  by scarce trade finance lines to Brazil,
Unibanco signed,  in October 2002, an agreement with the  International  Finance
Corporation ("IFC"), the financial segment of the World Bank, for a 360-day term
Trade Finance Facility amounting to US$175 million.  At maturity,  approximately
US$50 million may be renewed for a similar period, at Unibanco's discretion. The other US$125  million was  syndicated to a pool of 18 banks and  represents  the first  tranche  of a US$250  million  pre-approved  credit  limit  under the IFC
Facility.

     Funds and portfolios managed by UAM - Unibanco Asset Management impacted by the  mark-to-market  rule  reached the end of September  with R$19.3  billion in assets,  a 2.8% drop over the  September  2001 figure and 3.7% when  compared to
June  2002  (see  also  Operational  Highlights  -  Wealth  Management  or  Main
Investments - Asset Management).

Capital Adequacy Ratio

The table below shows the BIS ratio over the quarter:

     In October  2002,  the  Brazilian  Central Bank edited  Circular  3156 that changed the weighting rules of the net foreign  exchange  exposure for the Basel calculation.  The factor  applicable to net exposure,  which was previously 50%, became 100%. Furthermore,  the Central Bank reduced the maximum allowed exposure to the exchange rate from 60% to 30% of the reference equity base. This new rule came into effect in October  2002.  The new measures did not affect the ratio in the month of October 2002,  because Unibanco's net foreign exchange exposure was within the 5% capital base limit authorized by the Central Bank.

Performance Overview

Results

     The 3Q02 financial  intermediation revenues of R$5.7 billion rose 42.7% vs.
the last quarter.  In 9M02 the growth was 41.5%  relative to 9M01.  The adjusted results provided by securities posted a 67.4% growth during the quarter,  due to the  increase in balances and the exchange  rate  fluctuation.  The revenues and expenses  from  financial  intermediation  were  mostly  affected by the foreign exchange fluctuation. The average spreads of the Retail and Wholesale portfolios remained  unchanged  in 3Q02  vs.  2Q02.  The  net  adjusted  financial  margin, considering  the net impact on  investments  abroad,  stood at 10.7% in 3Q02 and
10.5% in 9M02, as follows:

     Expenses with  provisions for loan losses totaled R$717 million in 3Q02, up
17.0% over 2Q02. In 3Q02 free provisions  increased by R$209 million due to more prudential  criteria than those  required by Resolution  2682 (see Allowance for
Loan Losses).

     Additionally,  also due to prudential  measures,  several other  provisions were reinforced during the quarter amounting to R$74 million.

     Investments  abroad  totaling R$3.8 billion and R$2.8 billion at the end of
September and June 2002,  respectively,  were kept  approximately 60% hedged, as shown below:

     The  following  chart  shows  Unibanco's   consolidated   main  assets  and
liabilities in foreign and local currencies:

The following graph demonstrates net revenues by business:

Fees from Services Rendered

     The breakdown of  Unibanco's  consolidated  fees from services  rendered is demonstrated as follows:

     Total fees from services  rendered in 3Q02 totaled R$670  million,  a 19.6%
increase from 3Q01 and a 5.3% rise Q-o-Q.  During 9M02, total fees from services rendered,  of R$1.9 billion,  posted a 19.2% growth  compared to the same period last year.

     3Q02 banking fees of R$348  million grew by 27.5% from 3Q01,  and 9.4% over
2Q02. This growth was due to the increase in Unibanco's customer base, a greater activation ratio and an increased product penetration per customer.

     Revenues  from the credit card  business  amounted to R$258  million in the quarter, remaining stable relative to 2Q02. In 9M02, credit card revenues showed an increase of 23.2% compared to the same period last year. This  performance is due to higher than market growth in billings, 18.6% vs. 10.2% for the market and the growth in the card portfolio.

     The   following   graph  shows  the  fees  from   services   rendered   vs.
administrative and personnel expenses:

     The  percentage of personnel and  administrative  expenses  covered by fees stood at 60.7% in 3Q02 and  60.2% in 9M02.  This  indicator  has been  improving consistently  over the last few years.  In 3Q02,  it suffered  the impact of the collective bargaining agreement, as well as of the bank workers' category single bonus. Excluding these effects, the index would be 62.7% in 3Q02.

Personnel and Administrative Expenses

     The breakdown of Unibanco's consolidated personnel expenses follows:

     Personnel  expenses  increased by 10.2% and 1.4% when  compared to 2Q02 and
3Q01,  respectively.  In 9M02,  expenses  posted a growth of R$34 million (2.8%)
relative to the same period last year.

     At the  Multiple  Bank,  the R$36  million  (12.9%)  increase in  personnel expenses in 3Q02 vs. 2Q02 was due to the impact of wage  adjustments  and of the single  bonus  that  resulted  from the  September  2002  collective  bargaining agreement. In 9M02, expenses fluctuated by only R$21 million (2.5%) vs. the same period last year.  When one takes into account the impact of the September  2001 wage adjustment and the organic growth  program,  this results clearly shows the benefits of the bank's cost-cutting measures.

     As  for  Unibanco's  main  subsidiaries  and  associated  companies,   3Q02
personnel  expenses  rose by 4.1% vs. the previous  quarter and, in 9M02 vs. the same period last year,  they  increased by R$13 million  (3.6%).  This  increase resulted from the collective bargaining agreement and the measures taken to spur the  organic  growth  of  the  businesses.  The  increase  was  offset  by  cost optimization, especially at Fininvest, where expenses already reflect the review of operating procedures.

     The following table shows the administrative expenses breakdown:

     9M02  administrative  expenses rose by R$172 million (9.9%) relative to the previous year,  whereas 3Q02's expenses grew by R$25 million or 3.9% compared to
3Q01.

     The  Multiple  Bank's  administrative  expenses  increased  by R$16 million
(4.3%) in 3Q02 and by R$75  million  (7.2%) in 9M02 vs.  the same  periods  last year.  Cost-cutting  measures  taken  helped  to absorb  the  impact of the rate
increases  in   telephone   services,   power,   postage,   data   transmission,
transportation  and  preparation of money that took place over the course of the
2S01 and 9M02, as well as of the volume increases that resulted from the organic growth program ContAtiva.

     The  subsidiaries  and associated  companies  posted a R$97 million (13.9%)
increase in 9M02 vs. 9M01, as a result of the several  measures  taken to expand the volume of business of these companies, such as:

Efficiency Ratio

     The 3Q02 efficiency ratio posted a slight increase compared to the previous quarter,  due mostly to the  collective  bargaining and the single bonus paid to all bank workers.  If one disregards  this impact,  the ratio would be 53.9%. In
9M02 the ratio posted an improvement, as per shown in the following chart:

Main Investments

Insurance and Private Pension Plans

     The insurance and private  pensions  plans  businesses  posted  earnings of
R$192  million in 9M02,  with a 47.7% growth vs. the same period last year.  The companies' net income  reached R$66 million in 3Q02, up 50% from 3Q01.  ROAE for the 9M02 was 21.3%.

     Total  premiums in 9M02  reached  R$1.8  billion,  26.7%  higher than 9M01.
According to industry data  released in August 2002 by the Insurance  regulatory body (SUSEP) and the National  Association  of Private  Pension  Funds  (ANAPP),
Unibanco's  insurance companies ranked 4th, with a 6.5% market share in terms of insurance and private pension plans.

     Technical reserves under management reached R$2.5 billion at the end of the period, up 22% over 9M01, and 6% Q-o-Q.

Insurance

     The insurance  companies,  Unibanco AIG Seguros and AIG Brasil  generated a consolidated  net income of R$192 million in 9M02, up 47.7% Y-o-Y.  In 3Q02, net income reached R$66 million, down 12% compared to 2Q02, caused by an increase in the claim ratio, due to property damages caused by the atypical  windstorms that occurred  during this period,  as well as by the increase in claims in the power and aviation sectors.

     Net premiums  written of R$1.4 billion in the 9M02,  increased 34.8% Y-o-Y.
In 3Q02 they  amounted to R$470  million,  30.9% above 3Q01 and 4.7% higher than the previous  quarter's  figure.  This performance  resulted from the sales mix, which focused on products  with a higher  margin,  new product  launches for the brokerage channel,  as well as from the opening of four new offices in the North and South  regions of Brazil.  During this  quarter,  new life  insurance  sales initiatives in the branch network were also introduced.

     According  to August 2002 figures  made  available  by SUSEP,  Unibanco AIG
Seguros e Previdencia  ranked 1st in the fire insurance area, with R$230 million in premiums and growth of 21.7%  relative to the  previous  quarter and of 78.9%
Y-o-Y.  The company also  maintained its  leadership of the following  segments:
D&O  (Directors &  Officers - executive  liability),  extended warranty, residential, international transportation, aeronautical and petrochemical risks.

     The insurance  companies  administrative  expenses totaled R$140 million in
9M02, down 4.8% if compared to 9M01. In 3Q02, the company posted R$46 million in administrative  expenses,  maintaining  the same level of the previous  quarter.
These results are the  consequence of ongoing cost and processes  revisions.  At the end of 9M02,  administrative  expenses were 10% of premiums  written,  which compared to 19% in 1999, reflecting a significant productivity and scale gain in the business.

     The combined ratio of the insurance  companies in 9M02 stood at 99.3%,  vs.
the market projected average of 103.2%, based on August 2002 figures from SUSEP.
The company  maintained  its top ranking  relative  to its main  competitors  as regards this indicator.  The same ratio, under a broader concept, which includes the financial revenues from technical reserves (extended combined ratio) reached
93.5% in 9M02.

     The insurance  companies'  technical  reserves reached R$768 million at the end of 3Q02, up 18.5% vs. 3Q01 and 6.7% over 2Q02.

     The following graph shows the insurance  premiums breakdown by distribution channel:

Private Pension Plans

     Unibanco AIG Previdencia  earned R$24 million in net income in 9M02, up 50%
over 9M01. In 3Q02 net income reached R$7 million,  down 15% from 2Q02,  largely due to the rise of the IGPM general price index over the last few months,  which increased the burden of liabilities tied to this index.

     9M02  gross  sales  revenues  reached  R$434  million.  If the 9M01 base is adjusted by  excluding  the  Bandeirantes'  portfolio,  growth for the  12-month period is 16.6%.  In 3Q02,  sales  revenues  were  R$138  million,  up 4.1% when compared to 2Q02.

     Unibanco AIG Previdencia  headed the period's ranking in terms of corporate sales, with a volume of R$230 million,  14.3% ahead of the runner-up,  according to the  official  statistics  released  by ANAPP in  August  2002.  The  company services approximately 513,000 individual customers and 871 corporate clients.

     In September 2002,  technical reserves stood at R$1.7 billion, up 5.8% over
2Q02 and 23.6% in the last 12 months.

Credit Cards

     In the credit card segment,  Unibanco operates through  Credibanco - Cartao
Unibanco,  Fininvest, and its stake in the Credicard Group (Credicard,  Redecard and Orbitall).

Credibanco - Cartao Unibanco

     Credibanco - Cartao Unibanco's total earnings stood at R$35 million in 3Q02 and R$88 million in 9M02. ROAE stood at 43.3% in 9M02. The company's credit card operations posted a net income of R$59 million in 9M02 and R$23 million in 3Q02, representing a growth of 29.2% vs. 3Q01. Other Credibanco  operations  generated net income of R$29 million in 9M02 and R$12 million in 3Q02.

     The credit card billings of Credibanco - Cartao Unibanco, measured in terms of volume of purchases  and drafts of its  associates,  reached R$1.2 billion in
3Q02,  representing a growth of 17.4% vs. 3Q01 and accumulating R$3.3 billion in
9M02,  17.5% above 9M01.  The average  monthly  financed  volume  reached  R$368 million in 3Q02 with  growth of 15% vs.  3Q01.  In 9M02,  the  average  financed volume was R$365  million,  up 22.1% when  compared to 9M01. At the end of 3Q02, the number of cards issued stood at 3,808 thousand,  up 8.3% Y-o-Y and 2.5% when compared to 2Q02.

     Credit  cards fee revenues  reached  R$46 million in 3Q02,  12.2% above the
2Q02 figure. In 9M02 the fee revenues  amounted to R$129 million,  up 18.3% when compared to 9M01.  This  performance is due to portfolio  increase and growth in the volume of transactions.

     Following are Credibanco - Cartao Unibanco main indicators:

Credicard Group

     The  Credicard  group - formed by the  companies  Credicard,  Redecard  and
Orbitall - posted net income of R$127  million in 3Q02 and R$473 million in 9M02 of which R$54 million and R$189 million  contributed  respectively to the bank's earnings.  Billings of the Credicard group were R$8.1 billion in 3Q02 and R$22.8 billion in 9M02,  18.8% above 9M01.  The group's good  performance is related to growth in the volume of  transactions  and to  reductions  in expenses with loan losses in the period.

Fininvest

     Fininvest  contributed with R$28 million to Unibanco's bottom line in 9M02, representing  a 18% ROAE.  The quarter result was affected both by the change in the  product mix and more  prudent  credit  granting  policies,  resulting  in a reduction of assets.  The  restructuring  and  integration  of  activities  with
Unibanco and Credibanco,  responsible for the reduction of Fininvest's number of employees from 5,000 to 3,000,  also  contributed to the company's  result.  The company  ended the period  with  R$1.1  billion  in loans  (excluding  LuizaCred operations),  3.5 million active  customers and 108 stores in the country's main markets.

     Fininvest administrative expenses amounted to R$324 million in 9M02, with a
16.5% growth relative to 9M01, as a result of the expansion of the  distribution network  with  the  opening  of 29 new  stores  in 2S01  and 6 in  1S02  and the establishment  of  new  partnerships  with  stores  and  supermarkets.  In  3Q02 administrative expenses totaled R$106 million, posting a 6.2% decrease vs. 2Q02, benefiting  from the  restructuring  and integration of activities with Unibanco and Credibanco.

LuizaCred

     LuizaCred consumer finance company,  Fininvest's  subsidiary resulting from the Magazine  Luiza  partnership,  reached a net income of R$3.2 million in 3Q02 and R$9 million in 9M02. ROAE stood at 52.9% in 9M02.  LuizaCred ended September
2002 with R$168 million in loans and 900,000 active customers.

Investcred

     Investcred  Unibanco bank,  Globex - Ponto Frio  partnership,  posted a net income of R$9 million in 3Q02.  During 9M02, net income reached R$17 million and
ROAE stood at 21.7%.  At the end of the 3Q02, the loan  portfolio  totaled R$539 million and the number of active customers reached 2.9 million.

Banco Dibens

     Banco Dibens,  an association  with the Verdi Group targeting the financing of  vehicles,  posted a net income of R$7  million  in 3Q02 and R$25  million in
9M02, the latter representing a ROAE of 21.2%. The bank ended the quarter with a
R$1.2 billion loan portfolio, 20% higher than September 2001.

Capitalization

     Unibanco  Capitalizacao  posted sales of R$68  million in 3Q02,  up 8% when compared to 3Q01 and 5% vs. 2Q02.  Administrative  expenses  totaled R$9 million representing  a reduction  of 23% vs. 3Q01.  Net income  reached R$14 million in
3Q02, up 55.6% compared to 2Q02. In 9M02, net income was R$36 million  resulting in a ROAE of 37.1%.

Asset Management

     Unibanco Asset Management - UAM ended September 2002 with R$19.3 billion in assets under management,  down 2.8% when compared to September 2001 and 3.7% vs.
June 2002. This decrease  results from the changes in the  mark-to-market  rules for fund  portfolios,  as  determined  by the Central  Bank of Brazil on May 31,
2002. These changes caused a significant migration of funds to deposits,  mainly to time  deposits.  At Unibanco,  total  deposits  grew by more than 4 times the decrease in funds under management:  deposits were up by R$ 3.2 billion, against a drop of R$0.7  billion in assets  under  management.  UAM's  market  share was maintained at 4.6%.

     Private pension funds under UAM's  management  reached the end of September
2002 with assets  totaling  R$4.2  billion.  The  company is the second  largest manager in this segment, with a 10.9% share, according to Anbid.

     Investment  funds  managed by UAM stood out in the  rankings  published  by
Exame magazine and Gazeta  Mercantil  newspaper.  Exame's "Best 2002  Investment
Funds Guide" classified seven UAM funds as being 5-stars investments.  According to Exame, UAM was chosen the best manager in three out of six asset  categories:
fixed income,  equities and leveraged  funds.  UAM was also elected the 2nd best manager of funds in the Retail  segment.  In the Gazeta  Mercantil 2Q02 ranking, released  on July  26,  two UAM  funds  were  awarded  the top  place  in  their respective categories.

     Unibanco's  full financial  statements  will be available on our website at
www.unibanco.com.br,  by selecting Investor Relations - Financial  Information -
Financial  Statements,  after they are filed with the CVM - Brazilian Securities
Exchange Commission.

     This press release contains forward looking statements  regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management's  good faith  beliefs,  they  involve  known and  unknown  risks and uncertainties  that may cause the  Company's  actual  results or  outcomes to be materially  different from those anticipated and discussed  herein.  These risks and  uncertainties  include,  but are not limited to, our ability to realize the amount of the projected  synergies and on the  timetable  projected,  as well as
economic,   competitive,   governmental  and  technological   factors  affecting
Unibanco's operations,  markets, products and prices, and other factors detailed in Unibanco's filings with the Securities and Exchange  Commission which readers are  urged  to  read  carefully  in  assessing  the  forward-looking  statements contained herein.  Unibanco  undertakes no duty to update any of the projections contained herein.

     The nine months 2002  Conference Call will be held on November 13, at 07:00
a.m. (Eastern Time) in Portuguese,  and at 09:00  a.m.(Eastern Time) in English.
See  the  webcast  presentation  through  our  site  www.unibanco.com,  Investor
Relations option - Presentation - Webcasting.  For further  information,  please contact  us by sending  an e-mail to  investor.relations@unibanco.com.br,  or by phone 0xx11-3097-1313.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 18, 2002

UNIBANCO - UNIÃO DOS BANCOS BRASILEIROS S.A.

By:

  /S/

Geraldo Travaglia Filho

Geraldo Travaglia Filho

Executive Officer

By:

  /S/

Fernando Barreira Sotelino

Fernando Barreira Sotelino

Wholesale Bank - Executive President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.
These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes",
"estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.